Q3 2020 Results November 12, 2020 Exhibit 99.2

© MorphoSys - Results Q3 2020 This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2020, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, interpretations by regulatory authorities of our clinical data and real-world data analyses, in particular with respect to tafasitamab (MOR208), and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of tafasitamab (MOR208), interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market tafasitamab (MOR208), and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding its 2020 results of operations may be incorrect, MorphoSys’s expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for tafasitamab (MOR208) and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and guselkumab/Tremfya®). There is no guarantee any investigational product will be approved.   Forward-Looking Statements

Q3 2020 Results Conference Call

Agenda

Highlights 9M / Q3 2020	Jean-Paul Kress, M.D., CEO
Commercial Update	Roland Wandeler, COO
R&D Update	Malte Peters, M.D., CR&DO
Financial Results 9M / Q3 2020	Jens Holstein, CFO
Summary	Jean-Paul Kress, M.D., CEO
Q&A	Jean-Paul Kress, Jens Holstein, Roland Wandeler, Malte Peters

© MorphoSys - Results Q3 2020 3

Highlights Q3 2020 Jean-Paul Kress, M.D., CEO © MorphoSys - Results Q3 2020

Q3 Highlights

Executing Across all Operational Areas



Commercial

- The approval of Monjuvi marks MorphoSys' transformation into a fully integrated biopharmaceutical company



Clinical Development

- Collaboration with Xencor on CD20xCD3 bispecifics as part of the tafasitamab backbone strategy



Leading Antibody Technologies

- Inlicensing of innovative hemibody technology to complement research portfolio

© MorphoSys - Results Q3 2020 5

Monjuvi® Launch and Accelerated Momentum MONJUVI® (tafasitamab-cxix) approved in the U.S. USD 5 mio (€ 4.4 mio) revenues in Q3 2020, since launch in August Peak sales potential in r/r DLBCL in the US of USD 500-750 mio © MorphoSys - Results Q3 2020 Adressing significant unmet medical need with the aim to impact the standard of care First FDA-approved 2nd line therapy in r/r DLBCL Global pivotal trials for 1L DLBCL and r/r FL ready to start in 2021 Combination trials with plamotamab (CD20xCD3) sponsored by Xencor to start in 2021

Operational and Financial Highlights Q3 2020

Pipeline progress

- **Felzartamab (MOR202)**: development in autoimmune membranous nephropathy
- FDA approval and positive CHMP opinion for **Tremfya®** in PsA
- **Otilimab**: development in RA and in patients with severe pulmonary COVID-19 related disease by GSK
- **Hemibody technology**: license from Cherry Biolabs to strengthen R&D with next-generation T-cell engaging molecules

Strong Financial Position

- Revenue and EBIT **guidance increased** for FY2020
- Strong **revenue** figures with € 22 mio in Q3 and € 291.7 mio for 9M 2020
- Strong **liquidity position** to execute on ambitious goals

CHMP: Committee for Medicinal Products for Human Use; PsA: psoritic arthritis; RA: rheumatoid arthrits
Pipeline products are under clinical investigation and have not been proven to be safe or effective.

© MorphoSys - Results Q3 2020 7

Commercial Update Roland Wandeler, Ph.D., COO © MorphoSys - Results Q3 2020

Addressing Unmet Medical Need

Key messages

Indication

MONJUVI®, in combination with lenalidomide, is indicated for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).*

Key efficacy data[1]

▪ Best overall response rate	55% (43%, 67%)
▪ Complete response rate	37%
▪ Median duration of response	21.7 months (0, 24)

For r/r DLBCL patients in 2L+, not eligible for autologous stem cell transplant,

MONJUVI® + lenalidomide …

Efficacy

… is the first and only 2L+ therapy resulting in notable responses

Safety & Tolerability

… has a **combined safety & tolerability profile** that supports treatment to disease progression or unacceptable toxicity

Accessibility

… is a-humanized anti-CD19 therapy, both community & academic-accessible

*This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

1. USPI https://www.monjuvi.com/pi/monjuvi-pi.pdf

© MorphoSys - Results Q3 2020 9

© MorphoSys - Results Q3 2020 Closed Q3 with $5M Monjuvi Sales in the U.S. Key milestones FDA Approval - July 31 NCCN Guidelines – August 12 Launch dynamics in Q3’20 First patient dosed – August 13 Orders from >140 accounts through end of September MONJUVI SALES $5M Net Sales through 30 September

Continuing to Build Momentum in October

ACCOUNT MOMENTUM

>250 Sites of Care Ordered through October


250
200
150
100
50
0
Aug
Sep
Oct

Continued uptake through October

- Majority of key accounts have ordered
- 80% of accounts reordered

Early Uptake in Academic setting

- ~90% of NCCN members approved and ordered Monjuvi by end of October

Growing momentum in Community setting

- Representing ~65% of sites-of-care in October

© MorphoSys - Results Q3 2020 11

© MorphoSys - Results Q3 2020 Securing Access for Patients Securing Coverage Rapid progress with Medicare and Commercial payers Supporting Patient Access Seen universal coverage for Monjuvi to-date with both Medicare and Commercial payers PAYER COVERAGE PRESCRIBER ACCOUNTS PATIENT SUPPORT Clearing Formularies 90% of top 30 accounts with approved formularies by end of October Advancing EMR / Order Sets 70% of top 30 accounts with established EMR / order sets, enabling broader adoption Robust patient access and support services to eligible patients and caregivers Close to 200 patient support cases by end of October

Maintaining Clear Leadership in Share of Voice

SHARE OF VOICE



MONJUVI
50%
30%
0%
Aug
Sep
Oct



Monjuvi compared to
Kymriah
Polivy
Xpovio
Yescarta
>50% MONJUVI

HCP ENGAGEMENT

Individual engagement

+

Closed-loop digital engagement

+

Peer-to-peer engagement

Source: IQVIA BrandImpact Weekly Tracking; week ending October 30, 2020

© MorphoSys - Results Q3 2020

13

Select quotes from advisory boards and personal engagements Early Physician Feedback Suggests Good Adoption “[…] a very good option for patients in my practice who are older and/or may prefer community practice treatment rather than traveling to transplant centers.” “The efficacy demonstrated […], as well as its safety profile should enable broad adoption in the 2L setting.” “I think it’s great news for patients with 2L DLBCL […] and I think this is progress [for] the field.” Main HCP feedback Notable efficacy, especially duration of response Tolerated Use in both community and academic settings “Use TAF + LEN combination as early as possible, directly after failing R-CHOP [for appropriate patients].” © MorphoSys - Results Q3 2020

R&D Update Malte Peters, M.D., CR&DO © MorphoSys - Results Q3 2020

Tafasitamab - Comprehensive global clinical program

Multiple opportunities to address significant unmet needs in non-Hodgkin lymphomas

Study	Indication	Regimen (tafasitamab +)	Status	Ph 1	Ph 2	Ph 3	Market
L-MIND	r/r DLBCL	+ lenalidomide	FDA approved in 2L			MONJUVI® tafasitamab-cxix	✓
B-MIND	r/r DLBCL	+ bendamustine vs. rituximab + bendamustine	ongoing				
firstMIND	1L DLBCL	+ R-CHOP or + lenalidomide + R-CHOP	ongoing				
frontMIND	1L DLBCL	+ lenalidomide + R-CHOP vs R-CHOP	Trial initiation expected 2021				
	r/r FL	+ lenalidomide + rituximab vs lenalidomide + rituximab	Trial initiation expected 2021				
	r/r B-cell malignancies	+ parsaclisib	Trial initiation expected 2021				
	r/r DLBCL 1L DLBCL r/r FL	+ plamotamab (CD20xCD3)	First trial expected to start 2021			Studies sponsored by Xencor	

r/r: relapsed or refractory; DLBCL: diffuse large B-cell lymphoma; FL: follicular lymphoma

The clinical development program does not guarantee a regulatory approval

© MorphoSys - Results Q3 2020 16

Tafasitamab and plamotamab are investigational products and has not been proven to be safe and effective. © MorphoSys - Results Q3 2020 Global Developement Collaboration & Investigating tafasitamab in combination with plamotamab tafasitamab plamotamab

R&D Update

Program	Partner	Target	Disease area	Ph 1	Ph 2	Ph 3	Market
Tafasitamab	Incyte[1]	CD19	Hematological malignancies				✓
Felzartamab (MOR202)	-	CD38	Autoimmune (M-PLACE)				
	I-Mab Biopharma[2]		Multiple Myeloma				
Otilimab (MOR103)	GSK	GM-CSF	Rheumatoid arthritis (ContRAst 1-3)				
			Severe pulmonary COVID-19 related disease (OSCAR)				
Tremfya®	Janssen	IL-23 p19	Psoriasis Psoriatic Arthritis				✓ ✓
Gantenerumab	Roche	Amyloid-β	Alzheimers Disease Graduate 1 + 2)				

1) Joint development globally and co-commercialization in the U.S., Incyte has exclusive commercialization rights outside the U.S.
2) For development in China, Hong Kong, Macao, Taiwan
Pipeline products are under clinical investigation and have not been proven to be safe or effective.

© MorphoSys - Results Q3 2020 18

CyCAT® (Cytotoxic Cell Activation at Tumor)

Use of hemibody technology for the generation of novel T-cell engaging molecules

Hemibody technology concept

- Increased specificity and selectivity of tumor targeting
  - Split T cell engager in combination with dual targeting concept ensures activation of cytotoxic T-cells only after binding to the tumor
  - CD3 targeting used as clinically validated T cell engaging mechanism
  - Increased specificity can lead to enlarged therapeutic window
- Potential to generate novel T-cell engaging medicines for the treatment of hematological and solid cancers

Licensing agreement with Cherry Biolabs GmbH

- MorphoSys gets access to innovative Hemibody technology
- Morphosys to apply technology to up to six exclusive targets



T CELL
Hemibodies
A
B
Tumor targets
A
B
TUMOR CELL

The clinical development program does not guarantee a regulatory approval

© MorphoSys - Results Q3 2020 19

Financial Results Q3 and 9M 2020 Jens Holstein, CFO © MorphoSys - Results Q3 2020

© MorphoSys - Results Q3 2020 Q3 2020: Profit and Loss Statement* In € million Q3 2020 Q3 2019 Revenues 22.0 12.5 76% Cost of Sales (3.7) (1.0) >(100%) Research and Development (34.2) (25.9) (32%) Selling (32.9) (4.4) >(100%) General and Administrative (13.3) (9.0) (48%) Total Operating Expenses (84.0) (40.3) >(100%) Other Income / (Expenses) 0.4 0.8 (50%) EBIT (61.7) (27.0) >(100%) Finance Income 32.4 2.4 >100% Finance Expenses (67.6) (0.2) >(100%) Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets (0.4) 0.04 >(100%) Income Tax Benefit / (Expenses) 31.9 0.6 >100% Consolidated Net Loss (65.3) (24.2) >(100%) Earnings per Share, basic and diluted (in €) (2.00) (0.76) >(100%) * Differences due to rounding

* Differences due to rounding © MorphoSys - Results Q3 2020 Q3 2020: Segment Reporting* Proprietary Development Partnered Discovery In € million In € million Revenues OpEx EBIT Revenues OpEx EBIT 2019 2020

© MorphoSys - Results Q3 2020 9M 2020: Key Financials* In € million 9M 2020 9M 2019 Change Revenues 291.7 60.7 >100% Cost of Sales 0.2 (10.9) >100% Research and Development (86.6) (75.3) (15%) Selling (75.0) (9.3) >(100%) General and Administrative (37.2) (22.4) (66%) Total Operating Expenses (198.5) (117.8) (69%) EBIT 101.8 (56.3) >100% Consolidated Net Profit / (Loss) 114.4 (52.7) >100% Earnings per Share, basic and diluted (in EUR) - (1.67) n.a. Earnings per share, basic 3.53 - n.a. Earnings per share, diluted 3.51 - n.a. * Differences due to rounding

* Differences due to rounding © MorphoSys - Results Q3 2020 Balance Sheet September 30, 2020* In € million September 30, 2020 December 31, 2019 Assets Cash and Cash Equivalents** 64.3 44.3 Financial Assets at Fair Value through Profit or Loss** 272.7 20.5 Other Financial Assets at Amortized Cost** 403.6 207.7 Accounts Receivable 31.6 15.1 Financial Assets from Collaborations 49.0 0 Other Current Assets 37.4 16.1 Total Current Assets 858.4 303.7 Total Non-current Assets 521.7 192.7 Total Assets 1,380.1 496.4 Liabilities & Stockholders’ Equity Total Current Liabilities 170.9 61.6 Total Non-current Liabilities 611.2 40.2 Total Stockholders’ Equity 598.0 394.7 Total Liabilities & Stockholders’ Equity 1,380.1 496.4 **On September 30, 2020 MorphoSys’ liquidity position amounted to Euros 987.2 million (reported under “cash and cash equivalents”; “financial assets at fair value through profit or loss” and current and non-current “other financial assets at amortized cost”).

Convertible bonds placed on October 13, 2020 © MorphoSys - Results Q3 2020 Successful Placement of EUR 325 Million Convertible Bonds Issuer MorphoSys AG Bond Currency EUR (€) Issue Size €325m Maturity 5 years Issue / Redemption Price 100.0% Coupon 0.625% Conversion Premium 40.0% Conversion Price €131.29 per Share

* Revenues and EBIT do not include potential sales of Monjuvi® ** Revenues and EBIT include sales of Monjuvi Revenues are expected to include royalty income from Tremfya® ranging from EUR 37 to 42 million on constant US-$ currency. © MorphoSys - Results Q3 2020 Financial Guidance FY 2020 In € million Reported FY 2019 Reported 9M 2020 Guidance FY2020 (March 18)* Guidance FY2020 (updated Oct 27)** 71.8 291.7 280 to 290 317 to 327 108.4 86.6 130 to 140 130 to 140 -107.9 101.8 -15 to +5 +10 to +20 Group Revenues Total R&D Expenses EBIT Total ordinary shares issued as of September 30, 2020: 32,890,046 Germany, Frankfurt Stock Exchange: MOR; U.S., NASDAQ Global Market: MOR Cash Position September 30, 2020: €987.2 m

Summary Jean-Paul Kress, M.D., CEO © MorphoSys - Results Q3 2020

© MorphoSys - Results Q3 2020 Summary and Outlook Continue to grow revenues for MONJUVI in the U.S. Leverage royalty stream potential from partnerships Strong financial position Progress and expand R&D portfolio for long-term shareholder value creation Unlock tafasitamab‘s full potential with the aim to transform the standard of care Progress across all business dimensions from commercial to late stage development to research

© MorphoSys - Results Q3 2020 Q & A